SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Tata Motors Limited

(Name of Issuer)

Ordinary Shares, par value Rs.10/- per share

(Title of Class of Securities)

8765685024

(CUSIP Number)

F N Subedar, Tata Sons Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400

001, The Republic of India, Tel No. 91 22 66658282

Copies to: H K Sethna, Company Secretary, Tata Motors Limited, Bombay House, 24,

Homi Mody Street, Mumbai – 400 001, The Republic of India

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 8765685024

1.	NAME OF REPORTING PERSON TATA SONS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE REPUBLIC OF INDIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 176,930,969 shares[1]
8. SHARED VOTING POWER 64,730,294 shares[2]
9. SOLE DISPOSITIVE POWER 176,930,969 shares[1]
10. SHARED DISPOSITIVE POWER 64,730,294 shares[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,016,239 shares[3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%[4]
14.	TYPE OF REPORTING PERSON CO

[1]	Includes 46,762,030 ‘A’ Ordinary Shares with differential rights as to voting and dividend. See “Item 1 – Security and Issuer” for a description of these differential rights.
[2]	Includes 7,320,614 ‘A’ Ordinary Shares with differential rights as to voting and dividend. See “Item 1 – Security and Issuer” for a description of these differential rights.
[3]

Includes 354,976 shares held in certain trusts and 54,082,644 ‘A’ Ordinary Shares with differential rights as to voting and dividend. See “Item 1 – Security and Issuer” for a description of these differential rights.

[4]	Effective voting power of 42.4% because of differential (lower) voting rights of ‘A’ Ordinary Shares included in amount in Row (11).

EXPLANATORY NOTE: Tata Sons Limited (the “Reporting Person”) has previously reported its beneficial ownership of Ordinary Shares of Tata Motors Limited (the “Issuer”) under a statement of beneficial ownership on Schedule 13G, and amendments thereto, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13d-1(d) thereunder. The Reporting Person has acquired beneficial ownership of more than 2% of the Ordinary Shares of the Issuer during the preceding twelve months and, accordingly, is now reporting its beneficial ownership on this Schedule 13D. The ordinary share capital of the Issuer constitutes both Ordinary Shares and ‘A’ Ordinary Shares and unless the context otherwise requires, references herein to the Reporting Person’s beneficial ownership of “Ordinary Shares” are to be construed as references to the Reporting Person’s beneficial ownership of both Ordinary Shares and ‘A’ Ordinary Shares.

Item 1.	Security and Issuer.

The class of equity securities, to which this statement relates is the Ordinary Shares, par value Rs.10/- per share of the Issuer, a limited liability company organized under the laws of the Republic of India. The principal executive office of the Issuer is located at Bombay House, 24, Homi Mody Street, Mumbai – 400 001, The Republic of India.

‘A’ Ordinary Shares are subject to differential voting rights as compared to Ordinary Shares (which is one vote for every 10 ‘A’ Ordinary Shares held) and differential dividend rights as compared to the Ordinary Shares (which is at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for any financial year).

Item 2.	Identity and Background.

(a) - (c) This statement on Schedule 13D is filed by the Reporting Person, a principal holding company organized in the Republic of India that has equity holdings in a range of businesses. The various companies promoted by the Reporting Person are based substantially in India and can be categorized under seven business sectors, namely, engineering, materials, energy, consumer products, services, communications and information systems. These companies do not constitute a “group” under the laws of the Republic of India.

The address of the Reporting Person’s principal place of business is Bombay House, 24, Homi Mody Street, Mumbai – 400 001, The Republic of India.

The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

(d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the directors and executive officers of the Reporting Person is set forth in Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Cash generated from operations and general borrowings, dividend income and monetization of investments.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired beneficial ownership of more than 2% of the Ordinary Shares of the Issuer during the preceding twelve months as a consequence of subscribing to otherwise unsubscribed Ordinary Shares offered by the Issuer in a rights offering (the “Rights Offering”), which constituted an acquisition of securities in excess of the Reporting Person’s pro rata share of preemptive subscription rights not exempt from Section 13(d) of the Exchange Act pursuant to Rule 13d-6 thereunder. The Reporting Person had agreed, under the terms of the Rights Offering as described in the offering documents relating thereto, to subscribe for any such otherwise unsubscribed shares, which has resulted in the beneficial ownership reported in this Schedule 13D.

Prior to such subscription the Reporting Person had reported on Schedule 13G beneficial ownership of Ordinary Shares representing 33.4% of the class outstanding, compared to 47.1% (constituting effective voting power of 42.4%) reported in this Schedule 13D.

The Reporting Person does not presently have and, to the best knowledge of the Reporting Person, none of its executive officers or directors named on Schedule I presently has, any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer may be reviewed by the respective shareholders as part of their ongoing business activities with regard to its equity holdings in a range of businesses; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

The Reporting Person, subject to applicable laws, reserves the right to take such actions in the future in connection with its shareholding interests in the Issuer as it deems appropriate, including changing its intentions with respect to any or all matters referred to in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Reporting Person:

242,016,239 shares, including 54,082,644 ‘A’ Ordinary Shares, constituting 47.1% of the class with effective voting power of 42.4% because of differential (lower) voting rights of ‘A’ Ordinary Shares.

The aggregate numbers and percentages of the Issuer’s shares beneficially owned by each of the executive officers and directors of the Reporting Person are set forth in Schedule II.

(b)	Reporting Person:

Sole power: 176,930,969 shares, including 46,762,030 ‘A’ Ordinary Shares

Shared power: 64,730,294 shares, including 7,320,614 ‘A’ Ordinary Shares

Applicable information required by Item 2 with respect to each person with whom the power to vote or direct the vote or to dispose or direct the disposition is (or may be deemed to be) shared is described in Exhibit 1 hereto which is incorporated herein by reference. Please see Total in (a) of the said Exhibit

Except for Tata Steel Limited (“Tata Steel”), none of the persons named in Exhibit 1 hereto has a reporting obligation under the Exchange Act with respect to its beneficial ownership of Ordinary Shares. Tata Steel has previously reported its beneficial ownership of Ordinary Shares under a statement of beneficial ownership on Schedule 13G, and amendments thereto, pursuant to Section 13(g) of the Exchange and Rule 13d-1(d) thereunder. Tata Steel has advised the Reporting Person that Tata Steel remains eligible to report such beneficial ownership on Schedule 13G and that Tata Steel intends to continue to report on such schedule for so long as it remains eligible to do so.

By making this disclosure, the Reporting Person is not admitting beneficial ownership of any securities covered by this Schedule 13D as to which the Reporting Person may be deemed to have shared voting or dispositive power (except for any such securities which are beneficially owned by direct or indirect wholly-owned subsidiaries of the Reporting Person).

The Reporting Person expressly disclaims:

1.	the existence of any group relating to the ownership of Ordinary Shares between or among the Reporting Person and any of the persons named in Exhibit 1 hereto; and

2.	any control relationship between the Reporting Person and any of the other persons named in Exhibit 1 hereto (except for any such persons which are direct or indirect wholly-owned subsidiaries of the Reporting Person).

Unless otherwise indicated, each executive officer and director of the Reporting Person has the sole power to vote or dispose or direct the vote or disposition of the shares of the Issuer set forth in Schedule II or shares such powers with his or her spouse.

During the last five years, to the best knowledge of the Reporting Person, none of the persons named in Exhibit 1 hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The Reporting Person acquired sole voting and dispositive power with respect to 92,443,252 shares, including 46,762,030 ‘A’ Ordinary Shares, pursuant to the Rights Offering.

Certain of the persons named in Exhibit 1 (a) and (b) hereto acquired, in the aggregate, 20,993,582 shares, including 7,320,614 ‘A’ Ordinary Shares, pursuant to the Rights Offering. Except for Tata Capital Limited (which was not previously a holder of the Ordinary Shares) and Tata Investment Limited, none of such persons subscribed for shares in the Rights Offering in excess of such person’s pro rata share of preemptive subscription rights. The subscriptions by Tata Capital Limited and Tata Investment Limited of shares in excess of their respective pro rata share of preemptive subscription rights did not result, in either case, in an increase of beneficial ownership of 1% or more.

The shares issued in the Rights Offering were issued on November 4, 2008. The price per regular Ordinary Share and ‘A’ Ordinary Share under the rights offer was Rs.340 and Rs.305 per share, respectively.

Except as set forth in this Schedule 13D and the schedules hereto, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person listed on Schedule I, has effected any transactions in the shares of the Issuer during the past 60 days.

(d)	Except as set forth in this Schedule 13D and the schedules hereto, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:

Information regarding the Reporting Person’s sole voting and sole dispositive power and persons with whom the power to vote or direct the vote or to dispose or direct the disposition of certain shares is (or may be deemed to be) shared alongwith the aggregate amount beneficially owned by the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2008

TATA SONS LIMITED

By:	/s/ F.N. Subedar
Name:	F. N. Subedar
Title:	Senior Vice President, Finance & Company Secretary

Schedule I

Executive Officers and Directors of the Reporting Person

The following is a list of all executive officers and directors of the Reporting Person and certain other information with respect to each executive officer and director. Each of the Reporting Person’s executive officers and directors’ business address is Bombay House, 24, Homi Mody Street, Mumbai – 400 001, The Republic of India.

Name	Principal Occupation or Employment at the Reporting Person	Citizenship
Mr. Ratan N. Tata	Chairman	India

Mr. Noshir A. Soonawala	Vice Chairman	India

Mr. F. K. Kavarana	Non Executive Director	India

Mr. Syamal Gupta	Non Executive Director	India

Dr. J. J. Irani	Non Executive Director	India

Mr. R. Gopalakrishnan	Executive Director	India

Mr. Ishaat Hussain	Finance Director	India

Mr. R. K. Krishna Kumar	Non Executive Director	India

Mr. A. R. Gandhi	Non Executive Director	India

Mr. Alan Rosling	Executive Director	Great Britain

Mr. Cyrus P Mistry	Non Executive Director	Ireland

Schedule II

Beneficial Ownership of Executive Officers and Directors

Name	Shareholdings	Percentage of Shares
Mr. Ratan N. Tata	109,182	0.2%

Mr. Noshir A. Soonawala	Nil	—

Mr. F. K. Kavarana	Nil	—

Mr. Syamal Gupta	Nil	—

Dr. J. J. Irani	3200	0.0%

Mr. R. Gopalakrishnan	3750	0.0%

Mr. Ishaat Hussain	735	0.0%

Mr. R. K. Krishna Kumar	212	0.0%

Mr. A. R. Gandhi	Nil	—

Mr. Alan Rosling	Nil	—

Mr. Cyrus P. Mistry	Nil	—

TOTAL	117,079	0.2%

Exhibit 1

For the reasons described below, the Reporting Person has or may be deemed to have the shared power to vote or direct the vote or to dispose or direct the disposition of the shares owned by the persons as mentioned in (a) named in the following table (which we collectively referred to below as the “Companies”). Further the aggregate amount held in certain trusts which may be deemed to be beneficially owned by the Reporting Person is given in (b) and sole voting power and sole dispositive power of the Reporting Person is given in (c)

Name	Number of Shares of the Issuer			Percentage of the Shares of the Issuer
	Ordinary Shares	‘A’ Ordinary Shares	Total	Ordinary Shares	A’ Ordinary Shares	Total
Ewart Investments Limited	584,722	83,531	668,253	0.13%	0.13%	0.13%
Tata Steel Limited	37,916,139	5,537,729	43,453,868	8.43%	8.63%	8.45%
Kalimati Investment Company Limited	847,973	0	847,973	0.19%	0.0%	0.16%
Tata Investment Corporation Limited	3,490,589	250,000	3,740,589	0.78%	0.39%	0.73%
Tata Industries Limited	9,023,297	1,289,042	10,312,339	2.01%	2.01%	2.01%
Tata Capital Limited	4,411,765	0	4,411,765	0.98%	0.00%	0.86%
Tata AIG Life Insurance Co. Limited	13,000	0	13,000	0.00%	0.00%	0.00%
Tata International Limited	316,121	45,160	361,281	0.07%	0.07%	0.07%
Tata Chemicals Limited	703,741	100,534	804,275	0.16%	0.16%	0.16%
Tata Tea Limited	23,333	3,333	26,666	0.01%	0.01%	0.01%
Aftaab Investment Company Limited	67,705	9,672	77,377	0.02%	0.02%	0.02%
Simto Investments Co. Limited	11,295	1,613	12,908	0.00%	0.00%	0.00%
(a)- Total shared power to vote or direct the vote or to dispose or direct the disposition of shares	57,409,680	7,320,614	64,730,294	12.76%	11.41%	12.59%
Sir Ratan Tata Trust	171,840	0	171,840	0.04%	0.00%	0.03%
Sir Dorabji Tata Trust	161,792	0	161,792	0.04%	0.00%	0.03%
J R D Tata Trust	21,056	0	21,056	0.00%	0.00%	0.00%
Lady Tata Memorial Trust	288	0	288	0.00%	0.00%	0.00%
(b) Aggregate amount held in certain trusts which may be deemed to be beneficially owned by the Reporting Person	354,976	0	354,976	0.08%	0.00%	0.07%
(a) + (b) - Aggregate amount	57,764,656	7,320,614	65,085,270	12.84%	11.41%	12.66%
(c)Sole voting power and sole dispositive power of the Reporting Person	130,168,939	46,762,030	176,930,969	28.94%	72.87%	34.42%
Grand Total – (a) + (b) + (c)	187,933,595	54,082,644	242,016,239	41.78%	84.27%	47.08%

Tata Sons Limited (“TSL”) is the largest shareholder of Tata Industries Limited and may be deemed to have significant influence over Tata Industries Limited. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of the Issuer, Tata Motors Limited (“TML”), that are beneficially owned by Tata Industries Limited.

TSL is the largest shareholder of Tata Steel Limited (“Tata Steel”), holding 29.3% of the shares of Tata Steel as of December 31, 2007, and may be deemed to have significant influence over Tata Steel. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of TML that are beneficially owned by Tata Steel.

Ewart Investments Company Limited, Tata AIG Life Insurance Company Limited and Tata Capital Limited are wholly-owned subsidiaries of TSL that own shares of TML. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of TML owned by Ewart Investments Company Limited and Tata AIG Life Insurance Company Limited.

Tata Chemicals Limited, Tata Tea Limited, Tata Investment Corporation Limited, Tata International Limited, Af-taab Investments Company Limited, and Simto Investments Co. Limited own shares of TML. Although TSL does not have a direct or indirect majority ownership interest in these companies, TSL does have a significant direct or indirect minority ownership interest in these companies. Under applicable rules and regulations of the Securities Exchange Commission (and interpretations thereof), these companies may be deemed to be directly or indirectly controlled by TSL by virtue of TSL’s direct or indirect ownership interests therein. Consequently, TSL may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of TML owned by such entities.

Kalimati Investment Company Limited is a consolidated subsidiary of Tata Steel that owns shares of TML. Consequently, Tata Steel may be deemed to have beneficial ownership and shared voting power and dispositive power (and in turn TSL may be deemed to have beneficial ownership) with respect to all shares of TML owned by Kalimati Investment Company Limited.

Sir Ratan Tata Trust, Sir Dorabji Tata Trust, J R D Tata Trust and Lady Tata Memorial Trust own shares of TML and are part of the Promoter Group as defined under relevant Indian Regulations. By virtue of being part of the Promoter Group, TSL or its affiliates, may be deemed to have beneficial ownership with respect to all shares of TML owned by such trusts.

The name, principal business, address and the state or other place of organization of each of the Companies are set forth in the following table.

Name	State/Place of Organization	Principal Business	Address of Principal Office
Ewart Investments Limited	The Republic of India	Investment company/non-banking finance company	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Tata Steel Limited	The Republic of India	Manufacturing and dealing in iron and steel products	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Kalimati Investment Company Limited	The Republic of India	Investment company/non-banking finance company	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Tata Investment Corporation Limited	The Republic of India	Investment company/non-banking finance company	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Tata Industries Limited	The Republic of India	Investment Company/Non Banking finance Company / Consultancy Service	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Tata Capital Limited	The Republic of India	Investment company/non-banking finance company	One Forbes Dr V. B. Gandhi Marg I Fort I Mumbai 400 001

Tata AIG Life Insurance Co. Limited	The Republic of India	Life Insurance Business.	5 & 6th Floor, Peninsula Towers, Peninsula Corporate Park, G. K. Marg, Lower Parel, Mumbai- 400 013

Tata International Limited	The Republic of India	International Trading dealing into imports and exports	Block A, Shiv Sagar Estate, Dr. Annie Besant Rd., Worli, Mumbai-400018

Tata Chemicals Limited	The Republic of India	Manufacturing and dealing in chemical products	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Tata Tea Limited	The Republic of India	Manufacturing and dealing in tea/coffee	1 Bishop Lefroy Road, Kolkatta – 700 020

Sir Ratan Tata Trust	The Republic of India	Public Charitable Trust	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Sir Dorabji Tata Trust	The Republic of India	Public Charitable Trust	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

J R D Tata Trust	The Republic of India	Public Charitable Trust	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Simto Investments Co. Limited	The Republic of India	Investment company/non-banking finance company	Voltas House, A Block, Dr Babasaheb Ambedkar Road, Chinchpokli, Mumbai – 400 033

Lady Tata Memorial Trust	The Republic of India	Public Charitable Trust	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India

Aftaab Company Investment Limited	The Republic of India	Investment company/non-banking finance company	Bombay House, 24, Homi Mody Street, Mumbai – 400 001 India